UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: James Rivas Check Point Software Technologies +1.650.628.2215 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS FOURTH QUARTER
AND FULL YEAR 2012 FINANCIAL RESULTS

Full Year 2012:

•	Total Revenues: $1,342.7 million, representing an 8 percent increase year over year

•	Non-GAAP Operating Income: $798.9 million, representing 59 percent of revenues versus 58 percent year over year

•	Non-GAAP EPS: $3.19, representing an 11 percent increase year over year

•	Cash Flow From Operations: $815.8 million, representing a 14 percent increase year over year

•	Share Repurchase Program: $466.2 million, representing a 55 percent increase year over year

Fourth Quarter 2012:

•	Total Revenues: $368.6 million, representing a 3 percent increase year over year

•	Non-GAAP Operating Income: $222.9 million, representing 60 percent of revenues, same as last year

•	Non-GAAP EPS: $0.91, representing an 8 percent increase year over year

•	Cash Flow From Operations: $202.4 million, representing a 17 percent increase year over year

San Carlos, Calif., -- January 23, 2013 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced financial results for the fourth quarter and full-year ending December 31, 2012.

“Throughout 2012, customers continued to adopt the Software Blades Architecture and further consolidated their security infrastructure with our new appliance portfolio.  Revenues from software blades had a significant contribution to our growth with over a 50% increase this year. Overall financial results were good with non-GAAP EPS growth of 11 percent for the year.  Cash flow from operations reached $816 million dollars representing 14 percent growth for the year.  In the fourth quarter, cash flow from operations was $202 million dollars representing 17 percent growth,” said Gil Shwed, founder, chairman and chief executive officer at Check Point Software Technologies.

Financial Highlights for the Fourth Quarter of 2012

•	Total Revenues: $368.6 million, an increase of 3 percent, compared to $356.8 million in the fourth quarter of 2011.
•
GAAP Operating Income: $210.5 million, an increase of 9 percent, compared to $192.6 million in the fourth quarter of 2011. GAAP operating margin was 57 percent, compared to 54 percent in the fourth quarter of 2011.

•
Non-GAAP Operating Income: $222.9 million, an increase of 4 percent, compared to $213.7 million in the fourth quarter of 2011. Non-GAAP operating margin was 60 percent, same as in the fourth quarter of 2011.

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•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $174.0 million, an increase of 9 percent, compared to $159.8 million in the fourth quarter of 2011. GAAP earnings per diluted share were $0.85, an increase of 13 percent, compared to $0.75 in the fourth quarter of 2011.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $185.1 million, an increase of 4 percent, compared to $178.1 million in the fourth quarter of 2011.  Non-GAAP earnings per diluted share were $0.91, an increase of 8 percent, compared to $0.84 in the fourth quarter of 2011.

•	Deferred Revenues: As of December 31, 2012, Check Point had deferred revenues of $589.7 million, an increase of 7 percent, compared to $552.2 million as of December 31, 2011.
•	Cash Flow: Cash flow from operations was $202.4 million, an increase of 17 percent, compared to $173.2 million in the fourth quarter of 2011.
•	Share Repurchase Program: During the fourth quarter of 2012, the company repurchased 3.6 million shares at a total cost of $160.1 million.
•	Cash Balances and Marketable Securities: $3,295.4 million as of December 31, 2012, an increase of $416.0 million, compared to $2,879.4 million as of December 31, 2011.

Financial Highlights for the Year Ended December 31, 2012

•	Total Revenues: $1,342.7 million, an increase of 8 percent, compared to $1,247.0 million in 2011.
•	GAAP Operating Income: $746.5 million, an increase of 16 percent, compared to $642.2 in 2011. GAAP operating margin was 56 percent, compared to 51 percent in 2011.
•	Non-GAAP Operating Income: $798.9 million, an increase of 10 percent, compared to $725.9 million in 2011. Non-GAAP operating margin was 59 percent, compared to 58 percent in 2011.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $620.0 million, an increase of 14 percent, compared to $544.0 million in 2011. GAAP earnings per diluted share were $2.96, an increase of 17 percent, compared to $2.54 in 2011.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $667.9 million, an increase of 9 percent, compared to $613.6 million in 2011. Non-GAAP earnings per diluted share were $3.19, an increase of 11 percent, compared to $2.87 in 2011.

•	Cash Flow: Cash flow from operations was $815.8 million, an increase of 14 percent, compared to $714.9 million in 2011.
•	Share Repurchase Program: The Company repurchased 9.5 million shares at a total cost of $466.2 million during 2012.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

2012 Business Highlights

Over the course of 2012, Check Point introduced new and innovative products focused on fighting cyber threats and making enterprises more secure including:

•
Check Point ThreatCloud™ – The first collaborative network to fight cybercrime. ThreatCloud gathers attack data from thousands of gateways and sensors around the world and distributes the intelligence to participating security gateways. In the fourth quarter, the company continued to expand the ThreatCloud offering with the introduction of new managed security services.

•
Anti-Bot Software Blade – The Anti-bot software blades address one of the key cyber threats used by the most sophisticated attacks.  Bots are malicious software agents that hide inside personal computers awaiting instructions from their remote operators.  They are utilized to steal data and attack other computers as well as other malicious activities. The anti-bot software blades detect the bot presence on the network using a multi-dimensional approach and block their activity.

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•
New Appliance Product Line Transition – Over 90 percent of appliances sold during the fourth quarter were from the new appliance product line.  Our 2012 Appliances models are optimized for Check Point’s Software Blade Architecture™ and deliver approximately three times the performance of previous generations.

•
New Secure OS (GAiA) – GAiA is our new secure operating system that unifies the operations of the company’s new and existing appliances, integrating the functions and features of multiple product lines.

•
Software Version R74.40 – New software version for the company’s core network security products. This version includes more than 100 new features, including the Anti-Bot Software Blade and an updated version of the company’s Anti-Virus Software Blades powered by Check Point ThreatCloud.

•	Check Point Virtual Systems – New solution for private cloud environments and data centers that enables the consolidation of up to 250 security gateways on a single hardware platform.
•
DDoS Protector™ Appliances – Check Point expanded into a new and critical security market segment.  These new solutions combat a wide range of Distributed Denial of Service (DDoS) attacks and are integrated with the Check Point Security Management environment.

•
Security Acceleration Module – The Security Acceleration Module with advanced SecurityCore™ technology enables customers in high-performance and low latency environments, such as financial trading floors, to significantly boost network performance by accelerating key security operations.  Customers are able to achieve 110 Gbps of firewall throughput and sub-five micro second (5 µs) latency - enabling the industry's highest-performing two rack-unit firewall.

Industry Accolades & New Research:

Check Point continued to receive industry recognition and published a whitepaper on a new attack, including:

•
Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point is positioned as the number one vendor in worldwide combined Firewall and UTM appliance revenue for Q2 2012 according to the IDC Worldwide Q2 2012 Security Appliance Tracker.

•	Leader in Gartner’s Magic Quadrant for Mobile Data Protection – Check Point is recognized as a leader for its ability to encrypt data and secure mobile endpoints.
•	2012 Frost & Sullivan Asia Pacific ICT Award – Named "Network Security Vendor of the Year." This is the third time that Check Point has received this prestigious distinction.
•	MIS Asia Top 100, Singapore – Global Top 75 IT Vendors.
•	IT Pro Editor’s Choice 2012 Hong Kong – Check Point DDoS Protector Appliance and Check Point Threat Prevention Gateway
•	SMB World Awards 2012, Hong Kong – Check Point DDoS Protector Appliance
•
New Eurograbber Attack – Check Point along with Versafe, uncovered a highly sophisticated attack, called Eurograbber, which was used to steal millions from corporate and private banking customers across Europe. The two companies published "A Case Study of Eurograbber: How 36 million euros was stolen via malware."

“During the year, we expanded the power of the Software Blades Architecture by introducing the Check Point ThreatCloud, the industry’s first collaborative network to fight cyber threats globally with thousands of gateways worldwide that contribute attack information into ThreatCloud.  In 2013, we will continue to innovate and extend our leadership, focusing on threat prevention and mobile security,” said Gil Shwed, founder, chairman and chief executive officer at Check Point Software Technologies.

First Quarter Investor Conference Participation Schedule:

•	Stifel Nicolaus Technology & Telecommunications Conference
February 6, 2013 – San Francisco, CA

•	Goldman Sachs Technology & Internet Conference
February 13, 2013 – San Francisco, CA

•	Morgan Stanley Global Technology, Media and Telecommunications Conference
February 25, 2013 – San Francisco, CA

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•	Raymond James 33rd Annual Institutional Investor Conference
March 4, 2013 – Orlando, FL

•	UBS Technology Conference
March 13, 2013 – London, UK

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir . The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 23, 2013 at 8:30 AM ET/5:30 AM PST.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through January 30, 2013 on the company's website or by telephone at +1.201.612.7415, replay ID number 407539.

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2013 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations that, in 2013, we will continue the focus on threat prevention with further expansion of our mobile security offerings and will continue to innovate and lead the internet security industry. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2012.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, loss (gain) on sale of marketable securities previously impaired, and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues:
Products and licenses	$150,907	$158,229	$505,280	$503,475
Software updates, maintenance and subscription	217,667	198,529	837,415	743,511
Total revenues	368,574	356,758	1,342,695	1,246,986

Operating expenses:
Cost of products and licenses	26,216	25,648	87,097	81,043
Cost of software updates, maintenance and subscription	17,918	17,483	68,082	63,469
Amortization of technology	294	7,623	3,982	31,171
Total cost of revenues	44,428	50,754	159,161	175,683

Research and development	29,290	26,917	111,911	110,147
Selling and marketing	65,930	68,414	255,345	253,800
General and administrative	18,455	18,062	69,743	65,182
Total operating expenses	158,103	164,147	596,160	604,812

Operating income	210,471	192,611	746,535	642,174
Financial income, net	9,644	10,041	40,332	41,040
Income before taxes on income	220,115	202,652	786,867	683,214
Taxes on income	46,129	42,840	166,867	139,248
Net income	$173,986	$159,812	$620,000	$543,966

Earnings per share (basic)	$0.87	$0.78	$3.04	$2.63
Number of shares used in computing earnings per share (basic)	200,230	206,083	203,918	206,917
Earnings per share (diluted)	$0.85	$0.75	$2.96	$2.54
Number of shares used in computing earnings per share (diluted)	204,258	212,807	209,170	213,922

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$210,471	$192,611	$746,535	$642,174
Stock-based compensation (1)	11,552	10,195	45,287	39,835
Amortization of intangible assets (2)	922	10,848	7,028	43,925
Non-GAAP operating income	$222,945	$213,654	$798,850	$725,934

GAAP net income	$173,986	$159,812	$620,000	$543,966
Stock-based compensation (1)	11,552	10,195	45,287	39,835
Amortization of intangible assets (2)	922	10,848	7,028	43,925
Gain on sale of marketable securities, previously impaired (3)	-	-	-	(2,017)
Taxes on the above items (4)	(1,359)	(2,742)	(4,372)	(12,120)
Non-GAAP net income	$185,101	$178,113	$667,943	$613,589

GAAP Earnings per share (diluted)	0.85	$0.75	$2.96	$2.54
Stock-based compensation (1)	0.06	0.05	0.22	0.19
Amortization of intangible assets (2)	0.01	0.05	0.03	0.21
Gain on sale of marketable securities, previously impaired (3)	-	-	-	(0.01)
Taxes on the above items (4)	(0.01)	(0.01)	(0.02)	(0.06)
Non-GAAP Earnings per share (diluted)	$0.91	$0.84	$3.19	$2.87

Number of shares used in computing Non-GAAP earnings per share (diluted)	204,258	212,807	209,170	213,922

(1) Stock-based compensation:
Cost of products and licenses	$18	$17	$68	$58
Cost of software updates, maintenance and subscriptions	222	229	761	909
Research and development	2,090	1,852	8,594	7,471
Selling and marketing	2,404	1,979	9,677	7,888
General and administrative	6,818	6,118	26,187	23,509
	11,552	10,195	45,287	39,835

(2) Amortization of intangible assets:

Amortization of technology- cost of revenues	294	7,623	3,982	31,171
Selling and marketing	628	3,225	3,046	12,754
	922	10,848	7,028	43,925

(3) Gain on sale of marketable securities, previously impaired	-	-	-	(2,017)

(4) Taxes on the above items	(1,359)	(2,742)	(4,372)	(12,120)

Total, net	$11,115	$18,301	$47,943	$69,623

* Year ended December 31, 2011 include a non-cash gain of $ 2.0 million related to our marketable securities in accordance with ASC 320.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	December 31,	December 31,
	2012	2011
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$574,802	$493,546
Marketable securities and short-term deposits	928,535	865,994
Trade receivables, net	373,755	357,418
Prepaid expenses and other current assets	47,827	53,045
Total current assets	1,924,919	1,770,003

Long-term assets:
Marketable securities	1,792,027	1,519,865
Property and equipment, net	36,973	36,639
Severance pay fund	6,038	6,052
Deferred tax asset, net	25,553	25,296
Other intangible assets, net	19,211	26,239
Goodwill	727,875	727,875
Other assets	19,797	16,094
Total long-term assets	2,627,474	2,358,060

Total assets	$4,552,393	$4,128,063

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$524,627	$490,655
Trade payables and other accrued liabilities	346,568	271,815
Total current liabilities	871,195	762,470

Long-term deferred revenues	65,063	61,523
Income tax accrual	259,547	219,469
Deferred tax liability, net	-	1,274
Accrued severance pay	10,279	10,236
	334,889	292,502
Total liabilities	1,206,084	1,054,972

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	693,212	630,508
Treasury shares at cost	(1,955,328)	(1,543,886)
Accumulated other comprehensive income	14,606	12,650
Retained earnings	4,593,045	3,973,045
Total shareholders’ equity	3,346,309	3,073,091
Total liabilities and shareholders’ equity	$4,552,393	$4,128,063
Total cash and cash equivalents, marketable securities and short-term deposits	$3,295,364	$2,879,405

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:

Net income	$173,986	$159,812	$620,000	$543,966
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of property and equipment	1,851	2,260	7,861	7,620
Amortization of intangible assets	922	10,848	7,028	43,925
Stock-based compensation	11,552	10,195	45,287	39,835
Increase in trade and other receivables, net	(126,966)	(156,527)	(11,746)	(78,590)
Gain on sale of marketable securities, previously impaired	-	-	-	(2,017)
Realized gain on marketable securities	(943)	(208)	(1,436)	(672)
Increase in deferred revenues, trade payables and other accrued liabilities	157,384	152,635	161,344	179,722
Excess tax benefit from stock-based compensation	(9,510)	(3,208)	(11,129)	(7,956)
Deferred income taxes, net	(5,828)	(2,581)	(1,453)	(10,959)
Net cash provided by operating activities	202,448	173,226	815,756	714,874

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	-	(15,060)	-	(21,616)
Investment in property and equipment	(3,319)	(1,721)	(8,195)	(7,195)
Net cash used in investing activities	(3,319)	(16,781)	(8,195)	(28,811)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	5,551	20,115	61,011	71,493
Purchase of treasury shares	(160,106)	(75,000)	(466,164)	(300,000)
Excess tax benefit from stock-based compensation	9,510	3,208	11,129	7,956
Net cash used in financing activities	(145,045)	(51,677)	(394,024)	(220,551)

Unrealized gain (loss) on marketable securities, net	(5,504)	(1,833)	2,422	(1,053)

Increase in cash and cash equivalents, marketable securities and short-term deposits	48,580	102,935	415,959	464,459

Cash and cash equivalents, marketable securities and short-term deposits at the beginning of the period	3,246,784	2,776,470	2,879,405	2,414,946
Cash and cash equivalents, marketable securities and short-term deposits at the end of the period	$3,295,364	$2,879,405	$3,295,364	$2,879,405

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

January 23, 2013

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